PeopleSoft Town Hall	Exhibit (a)(5)(xxxxvii) 1

Key:

Jim: Town Hall Moderator

Chuck: Chuck Phillips

Questionable words and phrases in [brackets].

Jim: Thank you for joining us for an interactive discussion with Chuck Phillips, Oracle’s executive vice president for Strategy, Partnerships, and Business Development, as he answers your questions about Oracle’s commitment to PeopleSoft customers. This is the first in a series of town hall meetings that Oracle will be presenting in the future as part of our direct dialogue with PeopleSoft customers that will occur over the coming weeks and months. We will announce the dates of future meetings as they are scheduled which you can find by visiting www.oracle.com/PeopleSoft.

The purpose of these meetings is to hear your questions and concerns as a PeopleSoft customer and to answer them frankly and on the record. There’s been a lot of misinformation in the press about our intentions, and we believe that discussing the potential impact of our acquisition of PeopleSoft on you and your organization is best served by talking directly with you instead of through the media.

For those of you who have sent us questions, we will try to get to as many of them as possible on the call today. Many of the questions that we have received were similar in nature, so in certain instances your exact question will not be read, but the

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answer will be just as applicable. The identity of the person who submitted the question will remain anonymous. If we are unable to get to your question during the allotted time, we will strive to follow up directly with you later by email.

For those of you listening by phone, you can continue to submit questions by email during the call to Townhall@Oracle.com. If you are participating over the Internet, you can submit questions in realtime by accessing www.oracle.com/PeopleSoft/townhall.

Before I turn the call over to Chuck Phillips I will read the required tender offer legend.

“The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the offer to purchase and related materials at Oracle Corporation and Pepper Acquisition Corp filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the offer to purchase and related materials carefully because they contain important information including the terms and conditions of the offer. Stockholders can obtain the offer to purchase and related materials free at the SEC’s website at www.sec.gov from Credit Suisse First Boston LLC, the dealer manager for the offer, from McKenzie Partners, the information agent for the offer, or from Oracle Corporation.”

Now I’d like to turn the call over to Chuck Phillips for some opening remarks followed by Q&A.

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Chuck: Thanks, Jim. Let me start by thanking you all for joining our call today. I know you’re all very busy, but this is an important topic to us and to you. Throughout the course of the last few weeks I’ve had an opportunity to interact with many of you as PeopleSoft customers, some of you I’ve known for many years, and some of you also Oracle customers. We recognize the substantial investments you have made in your PeopleSoft implementations, including the significant time and capital on your part. Our number one priority is to preserve these investments and minimize any impact our tender offer will have on your organization. You’re concerns have been heard and have been a priority for our senior management team along with the rest of Oracle employees, and we look forward to taking the necessary steps to foster a positive and constructive relationship.

Before I begin to take questions, I’d like to offer some perspective on the PeopleSoft transaction that we’ve announced. First, we’re fully committed to this transaction. We believe that there will be important benefits for customers and shareholders of all companies involved as our industry enters a new phase of consolidation. Customers are telling us they want us to become even more strategic within a standard footprint. We also feel that we are better prepared to absorb a large acquisition such as this without distraction to you as a customer.

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Second, from the very day we announced the transaction on June 6, we have been very clear in how we intend to extend and improve support for PeopleSoft customers. Chairman and CEO, Larry Ellison, said on the initial conference call for the announcement of our tender offer: “One of the things we’re going to do immediately is improve the quality of support. As of now PeopleSoft announced that they are going to drop support of PeopleSoft 7 by the end of this calendar year. That’s forcing customers to upgrade to the next generation of PeopleSoft 8 sooner than they might want to. So we think choice is a good thing; we’re going to extend support and let them make an upgrade at the time of their own choosing.”

In that same conference call Larry also said, “PeopleSoft developers will continue to make improvements and keep the PeopleSoft products current. It’s very important to emphasize that. If the customers elect to stay with PeopleSoft products, we will continue to keep those current.”

“The other thing I want to emphasize is that we’re not going to push the PeopleSoft customers to move to Oracle or even to move to the latest version of PeopleSoft. Our intention is to improve and extend the support services that we’re currently offering for their customers.”

After this initial conference call in early June, given that most of the media as well as PeopleSoft’s management itself misinterpreted the details of how we would support PeopleSoft

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customers, we made the following public statements with regard to our commitments to PeopleSoft customers and then advertised them widely. These statements include: 1) We will not set down PeopleSoft products. 2) You will not be forced to convert to the Oracle E-Business Suite applications. 3) We will provide high quality, truly global support service for PeopleSoft products through our award-winning customer support organization which will include PeopleSoft specialists. 4) We will extend support, period, for PeopleSoft products beyond the timeframe PeopleSoft itself has committed to and into the next decade. 5) We will take no action that reduces the functionality of your PeopleSoft implementations. 6) We will increase the value of your PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world. And 7), if, and only if, you elect to do so, you may move to the Oracle E-Business Suite via free module for module upgrades.

Many of our application customers have already done this successfully. Kyocera Wireless, for example, had this to say: “With the creation of Kyocera Wireless in February 2000 we took the opportunity to evaluate all of our PeopleSoft financials and supply chain management application solutions. We then researched SAP and Oracle applications and chose to make the move to the Oracle E-Business Suite. We’re very happy with Oracle’s

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continued to support, vision for the future of integrated applications, and commitment to Kyocera Wireless.”

In short there’s no risk to your PeopleSoft IT investments. Rather we intend to increase the value of those investments over time and provide you with ongoing choices for future enterprise application needs. Oracle has done this before. In 1994 we acquired RDB, a database vendor from Digital Equipment many of you are familiar with. We made a similar commitment to RDB customers that we are making for you today.

Nine years later we continue to support thousands of RDB customers and have increased their product load base by 50 percent and still sell new licenses. Ken McGinnis, a database administrator at RDB customer Intracorp states: “Oracle has maintained the outstanding level of customer support for RDB that existed before its acquisition, and continue to develop new features and performance enhancement.”

Now I’d like to open up the call to questions.

Jim: Thank you, Chuck. We’ve gotten a lot of good questions from the PeopleSoft customers, and we’re going to try to get through as many of them as we can today. We’ll start with Question 1: Will you continue to license all of the PeopleSoft products to both new and existing customers?

Chuck: The short answer to that one is yes. Oracle tends to like when people give us money, so there’s no reason not to license these products. All we said was, in terms of how we take

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those products to market, we wouldn’t actively market those products. And that’s just the overhead and the expense of doing marketing seminars, doing online seminars, those sorts of things that really cost a lot. But as far as anyone who wants to buy the product, existing or new customers, they can certainly buy the product.

Jim: Will the PeopleSoft Version 9 be developed and released by Oracle?

Chuck: We will continue to make enhancements and improvements on an ongoing basis. Whether we change the version over to 9 is pretty much a marketing event, and we will evaluate that as the enhancements continue over time. But there’s nothing magic by calling it “9,” but we kind of view it as kind of versionless software, continue to make enhancements on a routine basis as customers need to.

Jim: Will Oracle finish developing future PeopleSoft point solutions that are currently in the process of completion?

Chuck: What we said was it would make sense for us to evaluate and probably complete any ongoing project that’s close to completion that is of value to customers. We don’t know what those are right now; we’d have to obviously take a look. But certainly if it made sense to complete any point solution or enhancements that were pending, we’d do that if the customers demanded it.

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Jim: PeopleSoft supports other database platforms. How do you plan on supporting those customers not on Oracle? I don’t believe Oracle internal support has a background on these other databases.

Chuck: I think one of the important things to remember is that we are involved in multivendor support environments everyday, so our database today supports virtually every application that’s out there, so most of our database customers run things like SAP, PeopleSoft, etc. So routinely there are issues that come up that we have to coordinate with other vendors to resolve the problem, so we have some background in doing that and probably one of the largest support organizations in the world.

In addition we’d acquire obviously the PeopleSoft support organization that would be helpful as well. So we don’t think that’s an issue given that we have a long history of supporting multivendor environments.

Jim: How can you afford to offer enhanced support beyond what PeopleSoft is already offering without actively selling PeopleSoft products to new customers?

Chuck: That’s always been the kind of funny thing about the software industry that perhaps is not so broadly understood. Most software companies, or many software companies in the enterprise software business, actually lose money selling the new license, and where they actually make the money down the road is on the support and maintenance. It’s kind of like the car dealer

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who sells you a car and barely makes money on it, but the service of it down the road is where the profitability comes.

So if you look at PeopleSoft’s numbers for the first quarter of this year, where we have final numbers, they had about 81 million in license revenue, but they had 120 million in expenses for sales and marketing. It’ll be something close to that for the second quarter when the final numbers come out. But that’s not unusual. So the expensive part of the business is trying to chase new customers. Servicing existing customers is actually where the profits are, and given where we are at this stage of the industry consolidation and maturity, there are fewer new customers which means you have to spend more and more and more trying to find those new customers.

And if you look at Oracle’s business over the last five years, we’ve been transitioning to emphasize recurring revenue support agreements. We want to get out of being so dependent on the license business because the better business is the maintenance business longer term. So that means get more customers, service them well, keep them happy on the existing products.

And so the very fact that we aren’t actively marketing the PeopleSoft products is actually what makes the acquisition so profitable. Most companies, as I mentioned, will lose their money trying to do that.

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Jim: What is Oracle’s true position in terms of the PeopleSoft application R&D and support for current customers? It appears that Larry Ellison’s original comments may conflict with your current statements. For example, Larry Ellison said, “Although we will not be actively selling PeopleSoft products to new customers, we will provide enhanced support for all PeopleSoft products. Furthermore we will be incorporating the advanced features from the PeopleSoft products into future versions of the Oracle E-Business Suite. What is the true position?

Chuck: I think it’s important to focus on that phrase, “actively selling.” What that means is all the overhead I just described with trying to land new customers out there with marketing seminars, big conferences, on and on. These things cost a lot, and sometimes produce license revenue, and like I said many companies lose money trying to get that new license revenue.

So it doesn’t mean that we’re not supporting the product. It doesn’t mean we’re not enhancing it, and existing customers really shouldn’t be that concerned of whether we’re losing money trying to land new customers. The existing customers are better off if we’re actually servicing them as opposed to chasing prospects. And so that’s the way we looked at it. Existing customers will get more out of it as we focus on them.

Jim: Over the years PeopleSoft partnerships have worked very well for PeopleSoft clients. What will be Oracle’s position about honoring these PeopleSoft established alliances that have

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been bringing added value to the clients enterprise application through services or software?

Chuck: Partnerships are important to any successful enterprise software company, including Oracle. It’s a big area of focus for us as well, and we recognize that the total solution that’s solving your business problem involves partnerships. So we’ve already made a statement to partners and systems integrators to continue doing what they’re doing, and hopefully, if we don’t already have those partners—because there’s a big overlap—we can gain new relationships and new partnerships. So that’s all positive. There’s no partnership we’re trying to close down; we want more partnerships.

Jim: Will the maintenance price over this minimum ten year support period stay reasonable so that no economic pressure is exerted for a conversion?

Chuck: The terms of maintenance are already reflected in your existing contract most likely, so we don’t have any plans to do anything unusual. We will continue to support a normal maintenance contract and the cost of living increases that sometimes are already in the contracts appear to be reasonable. So there’s no ulterior motive or other plan other than that.

Jim: Will the acquisition of PeopleSoft allow ERP business to return to the U.S. shores under the Oracle umbrella?

Chuck: Well, that’s a good question. It would certainly make a larger U.S. competitor. SAP is still the largest company in this

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sector by a long shot, and you could take the number two, three, and four vendors and combine them and they still wouldn’t match SAP yet. So certainly by combining these companies we create a larger competitor for SAP.

Jim: I’m very interested in knowing your plans for dealing with JD Edwards customer needs should the acquisition of PeopleSoft take place.

Chuck: What we said is, this is for all PeopleSoft products. So should that transaction close and we buy the combined company, the JD Edwards products and customers would be treated the same way.

Jim: Will the level of support services for the PeopleSoft products that you provide be at or above the level provided by PeopleSoft in terms of services provided and the timing of such services in terms of types of services and product updates.

Chuck: Well this is an area we think we have a really strong story because our support organization, for example, has over 5,000 professionals globally supporting customers 24x7 the world, so we have we think the premier enterprise software support organization in the world. And that’s one of the benefits customers will receive, that you will have global support. There are areas of the world where PeopleSoft didn’t have the same coverage. Remember, we’re about five times their size and have a lot bigger organization and a lot more infrastructure so that certainly multinational companies that are interested in global

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support Oracle should be able to provide that on a much more enhanced level.

Jim: In the situation where Oracle did not figure in the last four preferred solutions during a structured selection process, why would an organization support or feel comfortable with an Oracle takeover of PeopleSoft?

Chuck: Couple of answers to that. Number one, if you’ve selected PeopleSoft, you’re happy with doing that and you want to continue using it, there’s no pressure to move; you can continue using it.

Number two, as the industry consolidates, it’ll consolidate one way or the other, that’s what happens as industries mature, I would think PeopleSoft customers are much better off being owned by Oracle, the largest enterprise software company out there, and given the support infrastructure I just described, I would think that’s the best home for PeopleSoft products and customers. Given our track record of doing this in the past and our size and capabilities, that would be a great outcome. So what you get is no need to move, a bigger organization supporting the product, and a free license to upgrade if you want to to the Oracle E-Business Suite. So you don’t lose anything and you gain a lot more.

Jim: What about Release 7.5 support, which is not supported by PeopleSoft since April 2002 except via extended support contract for one year?

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Chuck: We’ve already committed to extending support out for Version 7 at least a year, and maybe two, depending on what customers are doing. So we haven’t put a definite timeframe on when it would end. But it would certainly be longer than what PeopleSoft is supporting, and we’d meet with the user groups to kind of feel them out and see where people are and what their upgrade plans are.

Jim: How long will Oracle support the PeopleTools set for customers who have written completely custom and separate applications?

Chuck: Well supporting PeopleSoft products you have to support PeopleTools it’s so integral to the product lines, certainly for customers who are making modifications to the product as well. So that is consistent with supporting the PeopleSoft product line. The PeopleSoft toolset would be supported as well.

Jim: Will Oracle provide support for the PeopleSoft 7X to PeopleSoft 8X upgrade path?

Chuck: Yes. We recognize some customers are already midstream in making that migration. And so what we’ve told customers and integrators that we’ve had a chance to speak with, there’s no reason to stop doing that, and they can continue to migrate if that’s the best thing for your business and then albeit that’s fine.

Jim: What contractual guarantees will underlie your promise to provide a minimum of ten years of support for PeopleSoft V8?

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Chuck: Well number one, it’s very, very unusual in the software industry to make a ten year commitment to a single product; it just isn’t done. The products change so often, you won’t find a software vendor that commits to ten years on a specific version for their own product, let alone someone else’s. So it’s a very unusual statement to begin with; I just want to underscore that.

Secondly, the public commitment that we’ve made with full page ads in The Wall Street Journal, and The New York Times, and virtually every major publication, I think there’s a great insurance policy for you. The PeopleSoft customer should feel good the fact that we’ve made this so public, we’ve made this very visible to the customers, to the market, to our competitors, to regulators; there’s virtually no way we would even consider backing off from that. So we think we’re on the hook. We’re glad to be on the hook because it fits our plans anyway.

Jim: This one just came in over the line. It’s a good question. Why does Oracle think that this takeover will work when many similar takeovers, mergers, consolidations in the IT industry have failed?

Chuck: That’s another good question. I’ve been watching this industry for a long, long time, and that’s right. Acquisitions are tough to do in software. But the reason they’re so tough in software as opposed to other industries is that you have a unique requirement in many cases in the software business. The products

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themselves have to be merged together, and it’s not like buying another plant to crank out more PCs. That’s where the risk is.

If you decide to take two pieces of code, and these are very complex products, as you all know, millions of lines of code, and try to merge them together with different data models, different tool sets, different programming languages, you name it, it just doesn’t work. It’s like taking the blueprints from two different buildings built by two different architects and merging them together and hoping the building will still stand and work when you’re done. It never works.

We’ve tried it before, we weren’t good at it either. It’s a tough thing to do. So we decided we’re not going to do that. That’s exactly why we’re handling the acquisition of PeopleSoft the way we are. Keep it in a separate code stream, not try to merge the products. Keep the development organization and support and have a separate organization to continue to maintain that product.

Contrast that with what PeopleSoft is trying to do. They’ll virtually have about four product lines if they complete the acquisition of JD Edwards. Try to go out to new customers aggressively and market four product lines is going to be a hard thing to do and virtually has never worked before. These competing product lines, the message the sales will have to give new customers is going to be pretty interesting to see how that’s handled.

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And if you try to say, well we’re going to have a super set of products three years from now when we merge all that together, good luck. It’s never worked before. We’ve had problems doing it, and that’s why we decided not to do that.

So I think that’s a good way to kind of look at this entire environment right now and perspective on this transaction. The risk that we offer we think we’re lowering the risk because we’re saying upfront how we plan to handle the products. We’re making a commitment.

PeopleSoft, with respect to JD Edwards, has not made a public statement of exactly how long those products would be supported, if there’s going to be a convergence on a single product, if they’re going to sell all four products forever. So a lot of the tough questions that we’re getting, and they’re good questions, and we should be getting those questions, don’t seem to be asked of PeopleSoft right now. So I think it’s fair to kind of put all that on the table and say weigh the environment from both companies.

Jim: Will PeopleSoft products participate in Oracle marketing events? Will the PeopleSoft customer forums continue, and will there be a PeopleSoft focus at industry forums?

Chuck: We definitely know we’re going to have to continue the PeopleSoft customer forums; we need to interact on a frequent basis with PeopleSoft customers to make sure we’re aware of their needs, and we do that obviously with Oracle application customers

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as well. We know how to do that, so that’s critical and that’s a high priority for us.

As far as the marketing events, that is one of the areas when we say we wouldn’t proactively market, we will tone down the marketing expenses, and that’s how it makes this transaction very profitable for us. But for existing customers, again, the focus should be on the service you’re receiving and enhancements you’re receiving on existing products as opposed to us diverting some of our resources trying to land new prospects.

Jim: Can you tell us about your RDB acquisition and how that was handled?

Chuck: I mentioned that one earlier, but the RDB acquisition I think is a great example. In fact the head of Technology Research and Development came from that acquisition, so we actually got some great people out of that acquisition as well. But we had several thousand customers that came over, and I think the perspective there is a good one to think about.

RDB, if we hadn’t bought them, would have gone from Digital, who was bought by Compaq, and then Compaq was bought by HP. No one knows where the RDB software product would be in the scheme of things right now, but probably not a high priority for HP.

In contrast, those customers, all these years, the last nine years, have received great support. We have dedicated development and dedicated support, and there are still people

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running mission critical applications everyday on RDB and we’re supporting that.

Jim: Will Oracle continue to support ongoing installations and consulting work at the time the acquisition closes?

Chuck: Of course. We’ve actually said that pretty proactively to the systems integrators and consultants right now that we don’t want PeopleSoft customers impacted in any way in a negative way, to continue the ongoing projects that you’re working on, assuming the customer wants to do that and there’s no reason to stop that. So these are contractual obligations and these are critical projects for customers, so there’s nothing in it for us or anyone else to not support the ongoing implementations.

Jim: What restrictions will be placed on the purchase of additional PeopleSoft applications, modules, or seats?

Chuck: We don’t have any plans to change or restrict your ability to purchase the product. Again, we like selling license revenue; that’s available if someone wants to purchase it, existing or new customers they can. The only difference is actively marketing—will our sales force be out there calling on thousands of customers trying to sell it anew? No. But will the existing customers have some ability, a great ability, to purchase the product if they need more seats? Sure. We want to do that.

Jim: How will new purchases be priced? Will this be dependent on Oracle’s policies or PeopleSoft’s?

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Chuck: We don’t have full access to their pricing history, so we’d have to take a look at that. We don’t have any immediate changes planned. We want to keep it competitive and consistent with what you’ve seen, but frankly, since we don’t have the pricing list and we haven’t seen the transactions in details, it’s hard for us to know exactly how they’ve been pricing the products, but we certainly won’t do anything to disrupt the experience you’ve had to date.

Jim: Within what timeframe do I have to take advantage of the free module for module upgrades?

Chuck: We have placed no cutoff timeframe for the free module for module upgrade. We think that’s also a great deal for PeopleSoft customers, probably the cheapest way you can buy Oracle applications right now, so that’s a very unusual offer and we think it’s of great value.

Jim: Will you also include the cost of Oracle databases and the free license upgrades?

Chuck: We have not included the approaches of the Oracle Database. That’s usually bought separately, whether you buy it from us, or if you buy PeopleSoft applications or SAP applications, it’s a database, so it’s usually a different decision.

Jim: Does the announcement of this transaction signal that Oracle is losing business to SAP and other application competitors?

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Chuck: We think our applications business is very healthy. The product quality is the best it’s ever been. We’re seeing increasing win rates, so we actually are pretty confident in our applications business, and we think that we were closing the gap on the competition anyway. So it’s not a matter of doing this from any position of weakness; in fact, we would only do this from a position of strength. We wouldn’t want to take on more applications to customers if we weren’t confident in our own business and our own ability to operate in the apps business, and we are.

So, certainly an acquisition helps us get there sooner to close the gap against SAP where we get more customers, but it doesn’t change our strategy. With or without PeopleSoft, we think we’re going to do well.

Jim: How will you ensure that my support doesn’t suffer during the acquisition transition phase? Will there be an interruption in service at any point during the integration process?

Chuck: We have done about 30 acquisitions, and they’ve gone pretty smoothly. We have a process in place—the head of support—takes a support organization, the head of development, takes a development organization, and so on, so they each have their respective roles, and we’ve done this, like I said, 30 times before. So we haven’t had any major issues in the past, we’re not expecting any, and obviously we’ll be focused on it.

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Secondly, given the timeframe that this has taken and the elongated plan here—taking longer than we’d like—but that also gives us time to plan this stuff out. So we have an acquisition task force that has thought this through.

Jim: Will Oracle provide free consulting services if we decide to migrate from PeopleSoft to Oracle? What about special incentives to migrate sooner?

Chuck: We haven’t made any decisions on the consulting or special incentives, but certainly those are things that wouldn’t be out of the question. We’d take a look at that if that made sense, and if people were asking for that and wanted to migrate, we’ll be imaginative and look at what it takes to do that.

Also, we have a pretty robust outsourcing business that can be helpful there. We have over 500 customers; it’s one of our fastest growing business, and some customers use that to migrate between versions. Some use it to migrate and then they keep outsourcing because they like the service so much. But it is an option that probably wasn’t as popular with PeopleSoft or any of our competitors, but it’s a business that we’ve stuck with.

We like the outsourcing business, it’s part of the ongoing relationship, ongoing service, recurring revenue model we’re trying to build. We like things that keeps us on the hook to perform each month and each quarter, and we want to run our business that way. And again, not as much license revenue and focus on the long term recurring revenue.

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Jim: How will you decide which of PeopleSoft’s functionality will be incorporated into the E-Business Suite?

Chuck: That’s another benefit of this acquisition. There are some bright developers over at PeopleSoft, some superstars; we know a lot of them, the companies have had common employees, so we know a lot about them from a development perspective. And they have good ideas in their head for next-gen products that they haven’t even put anywhere yet, and it’s always the case with good developers, and so we would be excited about those developers and their ideas and having some of those ideas show up in the Oracle E-Business Suite.

Jim: And a slight twist on that: How can I receive assurances that a specific functionality that I consider critical to my PeopleSoft implementation will be coded into the E-Business Suite?

Chuck: Well, we routinely are looking for the best features and those critical requirements because we want to make our application suite as functional as possible and we want it to meet the needs of as many customers as possible. So if there’s something critical, we want to know about—we’re eager to know about that, and that’s what we do as normal requirements analysis. And we have to do that to keep our own applications current. So that’s part of our day-to-day business.

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Jim: Have you figured any specific features or functions from PeopleSoft products that will be placed into the E-Business Suite at this time?

Chuck: We can’t say we’ve gotten that far yet. Again, we’d love to get to that point, to be able to talk to PeopleSoft. We’ve sent them letters trying to get them to talk to us, e-mails, messenger doves. Nothing yet, but we’d need to meet with them and dig in to get to that level of detail.

Jim: How frequently can I expect product updates to PeopleSoft applications?

Chuck: “Develop and enhance” means that we have to do it on a timeframe that’s consistent with what customers can digest and what they expect to keep the product current, so it is our goal to make sure that it continues to meet customer needs and anticipates their needs.

Whatever timeframe that is, we’ll adhere to. It’s always a balancing act between sending out too many updates that can’t be digested and not doing it enough; so we’ll take a look at what the PeopleSoft customer base is accustomed to, talk to the user groups, and figure out what’s a reasonable timeframe and a number of updates in a given year.

Jim: How will my investment in third party apps, such as vertical specific ones, be protected? Will Oracle commit to supporting these applications even if you don’t have an existing relationship?

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Chuck: Well, Oracle has lots of relationships with vertical application vendors already. We have a pretty big integration platform. I feel as we integrate with third parties routinely, most of our implementations have some integration work, and so we do this quite well with thousands of implementations out there, so we’re accustomed to dealing with that environment.

We recognize that the combination of PeopleSoft and those vertical specific applications represents the total solutions, so supporting even means we could not drop support or somehow require you not to have that vertical application; this would not work for you. So yeah, we continue to support your existing integrated environments.

Jim: Will you train my systems integrator for migrations from PeopleSoft to Oracle? Can I use my existing relationships?

Chuck: We’ve already gone out to the integrators and given them some kind of things to think about and our initial thoughts on how our relationship with them would change. A lot of them have been contacting us, they’re eager to kind of work with us now, even more so than before because it’s likely that we’re going to be a much bigger company in the applications business, have a bigger footprint, and just kind of the Oracle economy continues to expand. So our relationships with the integrator was already improving. We’re focusing on that this year as a strategic objective to make sure that we develop those integration relationships and consulting relationships even further.

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And unlike a lot of our competitors, we’ve been de-emphasizing our consulting business to some extent and happy to let third parties do more of that. We do want to grow the Oracle economy and have more partners. So, we continue to say yes, we’ll be working with those integrators and training them on multiple technologies, PeopleSoft and Oracle as needed to do any implementation or integration work.

Jim: If the purchase of PeopleSoft is successful, will Oracle honor the terms and conditions and pricing and contracts in force between PeopleSoft and its customers? And if so, for how long?

Chuck: Any time you make an acquisition, you take it ‘as is’ with the existing obligations which means the contracts that company has entered into with its customers. So, yes, we’d have to honor the contracts, honor the implementation agreements, and we plan to do that.

Jim: PeopleSoft has a Release 9 in plan. They’re improving the upgrade process with that release. Will you continue on this initiative, to improve the upgrade process between PeopleSoft releases?

Chuck: Well, that is another point we’ve been making. With access to the developers, access to the code and customers, we can take a look at it, and we’ve gotten pretty good at our own upgrade process and upgrade scripts through hard knocks experience.

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Over the last three or four years, we’ve really come a long way. We think we can add a lot to that and make it even stronger. So, the upgrade process is never as easy as anyone would like it to be, but we think we have a lot of good ideas in that area.

Jim: We’ve gotten a number of questions come in while we’ve been sitting here chatting, so let’s go to some of those.

Chuck: Okay.

Jim: Can you please give a specific example as to how partners will benefit from this takeover?

Chuck: Establishing global relationships with partners is always a challenge. Anyone who’s worked with a large software company knows that there’s kind of multiple points of contact and it’s hard to get one relationship right and get it right at the strategic level; it’s hard to get it right in the field.

So having a large company that’s focused on partners that covers more customers is you get that relationship right and get it working, that’s going to be easier than trying to repeat that process with four or six or eight companies. So a partnership with Oracle will mean more, it will cover more companies, and if you want it to be, it can be global.

Two, there will be additional opportunities in the installed base for both PeopleSoft and Oracle customers. We’ll continue the enhancement of these products. There will be some customers that choose to go to the E-Business Suite; that will be an

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opportunity as well. There will be other ones going from Version 7 to Version 8, we’ll know where those are, and we’ll need help doing that through the partners.

And three, as I mentioned earlier, our strategy is somewhat different from most of our competitors who have been beefing up the consulting operations over the last two years. Our headcount has been trending down. We’ve been sharing more of that opportunity with the integrators and consultants. We want that to happen. So, we want to train more people, have a larger Oracle economy, and so our difference in strategy from the other guys should be beneficial.

Jim: Oracle has indicated that it will support the PeopleSoft products for ten years and continue to provide enhancements and developments. The support response is clear, but the continued development and enhancement of competing products in the financial and HR applications areas does not make sense that Oracle would aggressively develop a product that competes with itself and operates on platforms that use non-Oracle databases. How do you resolve that contradictory statement and conflict?

Chuck: Well, we don’t view the enhancement of the PeopleSoft product line as competing with ourselves, if we own it. It basically ensures that we are retaining that very valuable maintenance review. Again, that’s the real revenue stream behind this that makes the transaction work for us.

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The only reason it works is if we keep existing customers happy and they continue to renew each year. The fact that we’re focused on recurring revenue, that means we have to perform each year as opposed to a one-time license. We think we have to invest in the product to keep you happy; we want the renewal rates to be high, and if they’re high the transaction pays for itself.

Jim: We have concerns that you’re forcing us to take steps backwards regarding functionality and usability. What assurances can you give us that this will not happen and require us to look for alternative software and platform?

Chuck: I want to be clear that, number one, you lose nothing with this acquisition, and gain a lot. So if you’re happy with the existing user interface, existing PeopleSoft product, and you want to continue to do that, there’s no problem in doing that and we’ll continue to aggressively support that and give you a global first class support.

What you gain is an option. If, on the alternative you like how the Oracle product has come along, and it’s come a long way the last three years, and people who evaluate it today see much different things and many of them increasingly are selecting Oracle as a result, and we can give you lots of examples.

And customers who have switched from PeopleSoft to Oracle prior to all this happening, just in the last two or three quarters, that’s an option for you. And remember that we’re

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coming to you and saying you get a free license for license upgrade and that is unusual. And that’s just if you want it. It’s an option that’s hanging out there; there’s no requirement to take it.

Jim: Will Oracle honor current support contracts as they are?

Chuck: We will honor, as I mentioned earlier, all these contracts that PeopleSoft have entered into, we are bound legally to honor those contracts. We inherit those legal obligations.

Jim: Will the Q&A from today’s town hall be available on the website afterwards? I’ll take this one, Chuck. Yes, it will, it will be archived and available later on.

What is the outcome of new PeopleSoft contract clauses which guarantee new customers a multiplier of license fees in the event of a takeover?

Chuck: Yeah, it’s certainly an interesting development, interesting way to sell software. It works for awhile, but in the end, it’s a moot point. We don’t plan to do anything whatsoever to trigger those conditions. We continue to enhance the product in development, provide worldwide support, and so there’s nothing that we’re going to do that would trigger the conditions. So it’s pretty much for us a moot point.

Jim: When you say you will support PeopleSoft Version 8 for ten years, do you mean just support or make enhancements to the application to keep the product abreast with business and technological changes?

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Chuck: We’ve said support and enhance. And so the product will continue to grow. We recognize these applications are living things and that business requirements change, regulations change, and for the applications to continue to meet your needs, it has to keep pace. And so we said support and enhance.

Jim: What will be the fate of JD Edwards given that Oracle acquires PeopleSoft?

Chuck: We’ve said that for PeopleSoft customers, if JD Edwards comes under that umbrella and that closes, then they get the same treatment. And again, it will focus on the maintenance revenues. So for customers who don’t want to migrate often, who want to stay on existing platforms, which that market for the AS400 tends to be the case, the maintenance revenue is very profitable for us.

Our strategy again, is different from how PeopleSoft was trying to do acquisitions. They’re trying to actively market all those product lines. That’s very expensive to do. This transaction can be nicely profitable for us and allows us to do multiple transactions at the same time the way we’re doing it, that we don’t have to actively market all these new product lines. We can support them, enhance them, keep the existing customers happy and basically create what we view as subscription revenue, recurring revenue, that we have to perform each day, each month for, and that’s the primary driver.

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In my view, that’s what you want a software vendor doing, thinking about recurring revenue and performing every month as opposed to selling you a one-time license and walking away and then spending all their resources trying to land the next new customer, the next new prospect.

Jim: In a related question, PeopleSoft has said that they have a better plan. If PeopleSoft is successful in acquiring JD Edwards, can you comment on the four product lines that PeopleSoft will have that you’ve mentioned?

Chuck: Well, if they are successful, they’ll have Version 7 and 8, they’ll have JD Edwards 5, they have the world product line, so these and a couple of other ones, smaller ones that are less significant, but those are the main ones.

Those product lines, they have not made a decision on how those converge, or if they continue to support all of them, or if they’re going to cross-sell into them, so it’s unclear what happens from here. All I can say is, at least, like it or not, we’ve been very clear on what our plan is, and we think that disclosure of exactly what we plan to do is in the best interest of the customers and shareholders as well.

We’ve probably gotten penalized for doing that, for being honest and upfront, but we think that’s the best strategy. We’d rather put our cards on the table and explain ourselves to you now as opposed to post-sale changing it on you.

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Jim: You have specified that support for PeopleSoft products will continue and even be improved after an Oracle acquisition. Does this also mean that Oracle will guarantee such level of service at the same cost schedule currently in place for each customer?

Chuck: I’m not sure if they’re talking about maintenance there or not, but as I said earlier, maintenance contracts, we’d have to honor those obligations as currently written, and again, if we were to do anything crazy on support anyway, we’d lose the very thing we’re trying to buy is the recurring revenue and the relationship with these 5100 customers which is what we value. If we do anything out of the ordinary, we’ll pay for that in terms of retention rate.

Jim: How would you be able to attract and retain support staff, I assume the implication of this question is PeopleSoft support staff, given that there would be a limited future for PeopleSoft products?

Chuck: Well, there’s a large installed base for PeopleSoft products. And I wouldn’t say there’s a limited future for PeopleSoft products. If we’re saying ten years, again I don’t know any software companies that said on the version that they’re using, I’m guaranteeing ten years; that’s unusual.

That sounds to me like job security for a long time to come. There’s no reason that the support staff would want to leave, I would think given the specialized skill set, the fact that we’ve

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guaranteed, publicly, a decade of support, and it’s by a company that’s very profitable and can afford to do that and our strategy—it makes economic sense. It seems to me that it would be a good outcome for support employees.

Jim: Why would Oracle continue development and enhancement of the PeopleSoft product if the direction, as just stated, would be to not co-market the product?

Chuck: As I mentioned earlier, the investment that we are making is for existing customers to create that recurring revenue in the maintenance contracts. Our strategy again is different than what PeopleSoft is doing. They’re going to be relying on new licenses. We’re trying to push our whole model toward recurring revenue, maintenance, outsourcing, those sorts of services.

And so to retain customers and to continue paying maintenance, you have to enhance the product, and that’s a small price to pay. It’s still nicely profitable. But what we’d have to pay to enhance those products to what we get back—if you’re not doing all of the active marketing stuff and have a money losing license business trying to find new prospects, this is a good business.

So our model is different, we’ve made that transition over the last five or six years toward more recurring revenue, and that’s where the bulk of our revenue is coming from. We’re going to do more of it as our outsourcing business grows. And so we think basically we’d love to get to the point where the bulk of

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our revenue is support services in some sort of way and with not much license revenue.

Jim: Just a couple of anti-trust questions here. Will the Department of Justice request for more information impact your commitment to closing the acquisition of PeopleSoft?

Chuck: No, not at all. This is a customary process with the Justice Department. Given the complexity of this industry, all the technology involved, the size of the companies, it’s certainly understandable they would need more time. Because of how the transaction was structured with all cash, the initial period was only 15 days and by the time they assigned the case to one of the departments, they had to decide which department was going to do it, DOJ or the FTC, they only had seven days to review all this. So it was totally understandable that they would need more time.

Jim: Where does your filing with the European Commission stand?

Chuck: There’s a somewhat different process there – we’re underway there, you have to do a draft filing, they take a look at it, you meet, and then you come back and finally do the formal filing. So we’re in the process of reviewing the draft with them, but that’s underway as well.

Jim: Back to the support questions on PeopleSoft. Do you intend to continue to support services for PeopleSoft products for as long as PeopleSoft would have supported the products?

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Chuck: Well I think what we’ve committed to is longer than what PeopleSoft has said they’d support their products. Remember, they’ve already de-supported some versions of 7; others are coming up at the end of this year. We’re basically removing that issue and saying we’ll extend support for Version 7 and for Version 8, we’ve gone on the hook for ten years.

And for me, if I was on Version 8, that would be very good news because I don’t think you’re going to get anyone else on the planet to say we’ll support PeopleSoft Version 8 for ten years.

Jim: Will the level support services for PeopleSoft products that you provide be at or above the level provided by PeopleSoft in terms of services provided and the timing of such services and in terms of types of services and product updates.

Chuck: We don’t see where you lose anything at all because the support organization that we inherit from PeopleSoft will be improved by the global capabilities we can bring. We’ve been at it longer, we have some very refined processes for support, so we think the prospect of integrated application and database support from one single vendor is attractive.

Remember, 70% of PeopleSoft customers are running the Oracle database. So having one stop shopping for support between the two we think is beneficial.

Jim: What Oracle products will be considered updates to the PeopleSoft products?

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Chuck: As I said earlier, we’re kind of viewed as separate code streams and we’re leaving them separate. So PeopleSoft 8 is PeopleSoft 8, the Oracle e-business suite is the Oracle e-business suite. If you want to move from one to the other, we’ll facilitate that, but we consider them separate code streams.

Jim: What will Oracle do if the J. D. Edwards acquisition goes through this week?

Chuck: We’ve already extended our timeframe for the acquisition, our tender offer date. We’ve already said that we’ve reiterated our commitment on the date that PeopleSoft came out and said they were not getting a second review for the anti-trust review.

And so we’re in it for the long haul. I think Larry has said that many times and we’ll continue to make statements and update you as things develop.

Jim: Chuck, I thought they were going to let you off the hook, but they brought in a few more questions. It’s getting personal. Given that you have only been at Oracle for a few months, how can you speak with confidence about what Oracle products can and cannot do. Pretty good upgrades? We need a better answer than that.

Chuck: Okay – good question. Well, I’ve been tracking Oracle a long time. It was me back in 1986 going to the very first user group meetings with the first eight or nine employees at Oracle, so I’ve known Oracle before they went public and I’ve been around it a long time, was a user before that, five years before that.

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I think it’s a little unusual circumstances just because the job I had before I came here that I was around Oracle a lot for many, many years and known the executives here for decades. I can say that, from my experience and the customer’s I’ve talked with over many, many years, there’s a reason why they’ve been successful and why they have 250,000 customers. And that’s because we’ve delivered.

Secondly, making a public commitment the way Oracle has, I think should be enough to give you some comfort. There’s not many companies that would publicly go out and buy full page ads in the Wall Street Journal or New York Times and say we’re going to support this product for ten years. That’s putting the entire brand and company at risk if they weren’t going to follow up on it. So you’d have to think about that long and hard and that again should be some comfort and you should take that as an insurance factor.

Three, if you’re asking me to predict all possible enhancements and developments over the next three years to the PeopleSoft product line and get more specific, no one can do that. PeopleSoft didn’t even know what they were going to add two to three years from now. That’s the nature of innovation and new ideas – you can’t predict them. They come up year after year and hopefully you have smart developers that continue to think things.

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And we have good relationships with customers who give us their requirements as well over time. So it’s the processes you have in place, you commit to having a process to improving your products over time. Again, we’ve done that with our own products for many years. That’s why we’re the largest enterprise software company independent in the world and that we continue to improve the products year after year after year.

And so I think some of these questions, you have to look at the reputation and the history and the fact that Oracle’s been successful at doing this for many, many, many years.

Jim: Good clarification question here. I’m unclear – did you say that Oracle would continue work on PeopleSoft 9?

Chuck: What I said was we would continue making enhancements and updates. Whether we call it PeopleSoft 9 or not, because the update enhancements continue each quarter, all year, each year. And whether we pick a date and say now we have enough things in it to call it PeopleSoft 9, we hadn’t made a decision on yet.

Sometimes that’s primarily a marketing event. There’s always new things coming in the product and we’ve committed to doing that, but whether we draw a line in the sand if it makes sense to call it PeopleSoft 9, we can decide that later on.

Jim: You mentioned that PeopleSoft customers will get free module to module upgrades in Oracle’s e-business suite. What if the module, or function available in PeopleSoft is not available in Oracle?

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Chuck: Yeah – we’ve looked at that and we’ll have to a more detailed mapping once we own the company, obviously. But if it’s not available, you have two choices. Obviously, you don’t have to upgrade right away, you can wait.

Two, we think you should look at the products as they exist today because a lot of what was missing three or four years ago is there now, and in fact, we’ve had a large brokerage firm last quarter that invited us in to do an HR evaluation that already was using PeopleSoft and basically was, I think, just checking on prices and wanted to keep us as a good competitor in there against PeopleSoft and they were about to roll it out to other locations.

Unless they saw that we have done with HR over the last three years, they were pretty much shocked and said not only did we have the folks now that PeopleSoft had, we had a lot of things that PeopleSoft didn’t have and they decided to switch completely over to the Oracle HR suite.

We don’t think there’s a lot missing. To tell you the truth, we think we are ahead in a lot of these areas. And again, the last point I would make is as we get access to the PeopleSoft developers and the product, if there are things that make sense to migrate, well that’s another one of the benefits of this acquisition.

Jim: That’s going to bring to a conclusion the question and answer session. Chuck, thanks for spending time with us today to

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answer the questions. I hope our call today has provided those that have joined us a better understanding of our commitment to PeopleSoft customers and how we intend to work with you once our deal is completed.

For those who did not receive an answer to your question on the call today, we will strive to send you a response shortly. As this transaction continues to move closer to completion, we look forward to holding additional sessions like this to respond to your information needs.

But in the meantime, you can e-mail us at contact.oracle@oracle.com or call us at 1.800.633.0925. That’s 1.800.633.0925. I’d also like to invite you to learn more about Oracle. We have two upcoming conferences, Oracle World in San Francisco in September which focuses on our technology infrastructure software and Oracle Apps World in San Diego in January which focuses, of course, on our enterprise applications business.

You can find more information on these conference and on our software products and services in general by visiting www.oracle.com. Thanks again to everyone for participating and thank you to you, Chuck.

Chuck: Thank you.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995:

Statements in this transcript made in connection with Oracle’s tender offer are excluded from the “safe harbor” of the Private Securities Litigation Reform Act of 1995.

Information in this transcript relating to Oracle’s future prospects (other than those statements relating to the tender offer) which are “forward-looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially, including, but not necessarily limited to, the following: (1) Economic, political and market conditions could continue to adversely affect purchasing decisions for computer software and services throughout the world. The war on terrorism and the potential for war or other hostilities in other parts of the world add to the climate of uncertainty that could adversely affect revenues. Delays in closing of sales, reductions in size of individual sales without an offsetting increase in volume or delays in product delivery can cause quarterly revenues and income to fall significantly short of anticipated levels. (2) Management’s ability to forecast revenues and control expenses, especially on a quarterly basis, continues to be a challenge. An unexpected decline in revenues without a corresponding and timely slowdown in expense growth could have a material adverse effect on results of operations. (3) Oracle is introducing new or revised versions of its products and services, such as Oracle 9i Database, Oracle 9iAS Application Server, E-Business Suite, Oracle Collaboration Suite and Outsourcing; the market acceptance and contribution to Oracle’s revenues of these new versions or products and services cannot be assured. (4) Oracle has made changes to its pricing model and sales organization, which could lead to a decline or delay in sales as its sales force and customers adjust to the new pricing policies and organizational changes. Intense competition in the various markets in which Oracle competes may also put pressure on Oracle to reduce prices on certain products. (5) The market for Oracle’s products is intensely competitive and is characterized by rapid technological advances and frequent new product introductions. There can be no assurances that Oracle will continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. Oracle undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Oracle’s business, please refer to the “Risk Factors” section of Oracle Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Oracle Corporation’s Investor Relations Department at (650) 506-4073 or Oracle’s Investor Relations website at http://www.oracle.com/investor.